FILER:

   COMPANY DATA:
      COMPANY CONFORMED NAME:             ALLIANT ENERGY CORPORATION
      CENTRAL INDEX KEY:
      STANDARD INDUSTRIAL CLASSIFICATION: ELECTRIC AND OTHER SERVICES COMB.
[4931]
      IRS NUMBER:                         391380265
      STATE OF INCORPORATION:             WI
      FISCAL YEAR END:                    12/31

   FILING VALUES:
      FORM TYPE:                          35-CERT
      SEC ACT:
      SEC FILE NUMBER:                    070-9317
      FILM NUMBER:

   BUSINESS ADDRESS:
      STREET 1:                           222 WEST WASHINGTON AVENUE
      CITY:                               MADISON
      STATE:                              WI
      ZIP:                                53703
      BUSINESS PHONE:                     608-252-3311

   MAILING ADDRESS
      STREET 1:                           P. O. BOX 192
      CITY:                               MADISON
      STATE:                              WI
      ZIP:                                53701-0192




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
April 1, 2000 through June 30, 2000

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

      ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from April 1, 2000 through June 30, 2000 (the "Reporting Period"):

      1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                 Maximum
                  Maximum         Other        Maximum
                  Money Pool    Short-Term      Total           SEC
Company           Borrowings    Borrowings    Borrowings        Limit

IESU              90,692,227        0.00      90,692,227        150,000,000
IPC               52,880,323        0.00      52,880,323         72,000,000
WP&L   (*)        33,776,776        0.00      33,776,776                 NA
SERVICES          27,900,995        0.00      27,900,995        100,000,000

      (*)   All borrowings by WP&L from the Money Pool are exempt under
      Rule 52(a) and are shown here for information purposes only.

      2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 6.29 %.


      3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

            Maximum          Maximum         Maximum
            Loans to         Corporate       Short-Term        SEC
            Money Pool       Borrowings      Borrowings        Limit

AEC        186,460,648       94,362,438     266,995,000       450,000,000
________________


      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.



      DATED:      August 11, 2000

                                 ALLIANT ENERGY CORPORATION
                                 IES UTILITIES INC.
                                 INTERSTATE POWER COMPANY
                                 WISCONSIN POWER AND LIGHT COMPANY
                                 ALLIANT ENERGY CORPORATE SERVICES INC.

                                 BY:  ALLIANT ENERGY CORPORATION



                                 BY: _________________________________
                                    Edward M. Gleason
                                    Vice President, Treasurer
                                    and Corporate Secretary